UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bristow Group Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham Gate,

London, England SW1E 6NN (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

November 9, 2017

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676255 10 2	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 1,448,767
	8)	SHARED VOTING POWER
	9)	SOLE DISPOSITIVE POWER 1,448,767
	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,767
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.10%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

(Amendment No. 3)

Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed with respect to the beneficial ownership of the Reporting Persons in Bristow Group Inc. (the “Issuer”). This Amendment No. 3 supplements the Schedule 13D as previously filed on November 12, 2015, as amended by Amendment No. 1 previously filed on February 18, 2016, and Amendment No. 2 previously filed on February 22, 2017 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in Schedule 13D. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

As previously disclosed, Caledonia has been a shareholder in Bristow Group Inc. (“Bristow” or the “Issuer”) for over 20 years. As Caledonia has previously stated, it may, from time to time, increase, reduce or dispose of its investment in Bristow depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations.

As previously disclosed in Amendment No 2, on February 20, 2017, Caledonia and Morgan Stanley (“MS”) entered into a 10b5-1 Preset Diversification Program (PDP) (the “Plan”) pursuant to which MS will sell, for the account of Caledonia, up to 1,835,000 shares of the Issuer’s Common Stock. Sales under the Plan could commence as early as March 6, 2017 and will terminate no later than August 10, 2018 (the “Plan Period”) on the New York Stock Exchange (the “NYSE”). A copy of the Plan was filed as Exhibit 10.1 to Amendment No. 2, and is incorporated herein by reference in response to this Item 4. Sales under the Plan as detailed below in Item 5(c) have necessitated the filing of this Amendment No. 3 pursuant to Rule 13d-2 of the Exchange Act, as the number of shares sold under the Plan are equal to one percent or more of the Common Stock of the Issuer that are issued and outstanding.

Depending on market conditions, Caledonia may consider further purchases or sales of shares. Consistent with its investment purpose, Caledonia reserves the right to develop such plans or proposals consistent with applicable law and at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of its investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements, and/or other investment considerations.

Item 5. Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 1,448,767 shares of Common Stock of the Issuer. This holding represents approximately 4.10% of the total of 35,365,418 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 as filed with the SEC on November 8, 2017. To the extent that, by virtue of the relationships described in Item 2, Cayzer may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia, Cayzer expressly disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b) Caledonia has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposal of the 1,448,767 shares of Common Stock of the Issuer.

(c) Please see Schedule A below for the transactions pursuant to the Plan in the Common Stock of the Issuer by Caledonia within the last 60 days. There have been no other transactions in the Common Stock of the Issuer by Caledonia except those pursuant to the Plan as disclosed in Schedule A.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock of the Issuer that it holds.

(e) On November 9, 2017 as a result of the sales under the Plan reported below in Schedule A, Caledonia ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

SCHEDULE A

Transaction Date	Number of Shares	Price per Share	Type of Transaction
9/27/2017	10,400	10.0000	Plan Sale
9/28/2017	23,040	10.0010	Plan Sale
11/9/2017	1,366,560	13.2322	Plan Sale

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2017		CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).